UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

MINUTES OF THE 207TH MEETING OF THE BOARD OF

DIRECTORS HELD ON AUGUST 06, 2012

1.  DATE, TIME AND PLACE: The meeting was held on August 6, 2012 at 10 a.m. via teleconference call as provided for in Paragraph 1 of Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the City of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 3 of Article 17 of the Company’s Bylaws.

3.  ATTENDANCE: All of the current members of the Board of Directors (“Board”) were in attendance.

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5.  AGENDA: Declaration of interim dividends (base June 2012) by CPFL Energia and its subsidiaries.

6. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

The matter described in the agenda having been discussed, the Board, by unanimous vote and with no reservations, approved, according to the provisions of item “v” of Article 17 and the caput and Paragraph 1 of Article 30 of the Bylaws of the Company and the conditions described in Corporate Resolution No. 2012130-C, the declaration of interim dividends based on the calculations of the semiannual balance sheet prepared by the Company on June 30, 2012, in the amount of R$ 640,239,089.73 (six hundred and forty million, two hundred and thirty nine thousand, eighty nine reais and seventy three centavos), corresponding to the amount of R$ 0.665339515 per share, which shall be charged to the mandatory minimum dividend for the fiscal year and will be paid to the shareholders holding shares on August 13, at a date that will be determined by the Company’s Board of Executive Officers, in accordance with the availability of funds and via simple directive to the Board of Directors. The shares issued by the Company shall be traded “ex dividend” on the São Paulo Stock Exchange - BM&FBOVESPA (“BM&FBovespa”) and on the New York Stock Exchange (“NYSE”) beginning on August 14, recommending  to the representatives of the Company on the Board of Directors, at the General Shareholders Meetings and/or Partners Meetings to vote in favor of the interim dividend by the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), CPFL Geração de Energia S.A. (“CPFL Geração”), Rio Grande Energia S.A. (“RGE”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Jaguari de Geração de Energia (“Jaguari Geração”), Companhia Jaguari de Energia (“CPFL Jaguari”), Nect Serviços Administrativos Ltda. (“Nect”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“Clion”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”) and Paulista Lajeado Energia S.A. (“Paulista Lajeado”).

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

7. CLOSURE: There being no further business to discuss, the meeting was adjourned, and the minutes drawn up, read, approved and signed by the Members present and by the Secretary.

Murilo Passos	Ivan de Souza Monteiro
Francisco Caprino Neto	Cláudio Palaia
Renê Sanda	Helena Kerr do Amaral
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.